Exhibit 99.1

TD Bank Group Announces Redemption of Non-cumulative 5-Year Rate Reset Preferred
Shares, Series AE and Series AG

TORONTO – March 24, 2014 - The Toronto-Dominion Bank (“TD Bank Group” or “TD”) announced today that it will exercise its right to redeem all of its 12 million outstanding Non-cumulative 5-Year Rate Reset Preferred Shares, Series AE (the “Series AE Shares”) on April 30, 2014 at the price per share of $25.00, for an aggregate total of approximately $300 million.

TD also announced it will exercise its right to redeem all of its 15 million outstanding Non-cumulative 5-Year Rate Reset Preferred Shares, Series AG (the “Series AG Shares”) on April 30, 2014 at the price per share of $25.00, for an aggregate total of approximately $375 million.

On February 27, 2014, the Board of Directors of TD declared quarterly dividends of $0.390625 per Series AE Share and $0.390625 per Series AG Share. These will be the final dividends on the Series AE Shares and Series AG Shares, respectively, and will be paid in the usual manner on April 30, 2014 to shareholders of record on April 8, 2014, as previously announced. After April 30, 2014, the Series AE Shares and Series AG Shares will cease to be entitled to dividends and the holders of such shares will not be entitled to exercise any right in respect thereof except that of receiving the redemption amount.

Instructions with respect to receipt of the redemption amount will be set out in the Letter of Transmittal to be mailed to registered holders of the Series AE Shares and Series AG Shares shortly. Inquiries should be directed to our Registrar and Transfer Agent, CST Trust Company, at 1-800-387-0825 (or in Toronto 416-682-3860). Beneficial holders who are not directly the registered holder of these shares should contact the financial institution, broker or other intermediary through which they hold these shares to confirm how they will receive their redemption proceeds.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD”). TD is the sixth largest bank in North America by branches and serves over 22 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America’s Most Convenient Bank, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world’s leading online financial services firms, with approximately 8 million active online and mobile customers. TD had $909 billion in assets on January 31, 2014. The Toronto-Dominion Bank trades under the symbol ”TD” on the Toronto and New York Stock Exchanges.

For more information, please contact:

Rudy Sankovic

Senior Vice President, Investor Relations

416-308-9030

Ali Duncan Martin

Manager, Media Relations

416-983-4412